Exhibit (a)(12)

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NEWS RELEASE
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For Further Information:

David Caouette
908-221-6382
caouette@att.com


                           AT&T COMPLETES TENDER OFFER
                              FOR GRC INTERNATIONAL


For Immediate Release:  Tuesday, March 28, 2000
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      New York -- AT&T today announced that it had successfully completed its
$15.00 per share cash tender offer for all outstanding shares of GRC International, Inc. common stock. The tender offer expired at 5:00 p.m., Eastern time, on March 27, 2000.

      Approximately 12,019,000 GRC International shares, representing about 96 percent of the outstanding shares, had been validly tendered and not withdrawn prior to the expiration of the offer (including approximately 563,000 shares that are guaranteed to be delivered).

      AT&T expects to complete the merger of GRC International with a wholly owned subsidiary of AT&T within the next few days in accordance with Delaware's short-form merger provisions. As a result of the merger, each remaining outstanding share of GRC International will be converted, subject to appraisal rights, into the right to receive the same $15.00 per share in cash, without interest.



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